UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Professional Holding Corp.
(Name of Issuer)
Class A Voting Common Stock, par value $0.01 per share
(Title of Class of Securities)
743139107
(CUSIP Number)

December 15, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743139107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
888,224

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
888,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
888,224

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based on 13,485,768 shares of Class A Voting Common Stock, par value $0.01 per share (“Class A Common Stock”) outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 16, 2020, together with an additional 401,633 shares of Class A Common Stock issued on December 15, 2020, as disclosed by the Issuer in the Form 8-K filed with the SEC on December 16, 2020.

CUSIP No. 743139107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
888,224

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
888,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
888,224

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Based on 13,485,768 shares of Class A Common Stock outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 16, 2020, together with an additional 401,633 shares of Class A Common Stock issued on December 15, 2020, as disclosed by the Issuer in the Form 8-K filed with the SEC on December 16, 2020.

CUSIP No. 743139107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Series E

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
663,474

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
663,474

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
663,474

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 13,485,768 shares of Class A Common Stock outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 16, 2020, together with an additional 401,633 shares of Class A Common Stock issued on December 15, 2020, as disclosed by the Issuer in the Form 8-K filed with the SEC on December 16, 2020.

CUSIP No. 743139107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Sidecar Fund, Series LLC – Small Financial Equities Series

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
177,260

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
177,260

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
177,260

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based  on 13,485,768 shares of Class A Common Stock outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 16, 2020, together with an additional 401,633 shares of Class A Common Stock issued on December 15, 2020, as disclosed by the Issuer in the Form 8-K filed with the SEC on December 16, 2020.

CUSIP No. 743139107	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
29,681

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
29,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,681

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 13,485,768 shares of Class A Common Stock outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 16, 2020, together with an additional 401,633 shares of Class A Common Stock issued on December 15, 2020, as disclosed by the Issuer in the Form 8-K filed with the SEC on December 16, 2020.

CUSIP No. 743139107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Financial Services GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
29,681

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
29,681

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,681

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 13,485,768 shares of Class A Common Stock outstanding as of November 12, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 16, 2020, together with an additional 401,633 shares of Class A Common Stock issued on December 15, 2020, as disclosed by the Issuer in the Form 8-K filed with the SEC on December 16, 2020.

Item 1. (a)    Name of Issuer

Professional Holding Corp.

Item 1. (b)    Address of Issuer’s Principal Executive Offices

  396 Alhambra Circle, Suite 255,
  Coral Gables, Florida  33134

Item 2.         (a) Name of Person Filing

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Sidecar Fund, Series LLC – Series E (“Sidecar E”);
(iv)	EJF Sidecar Fund, Series LLC – Small Financial Equities Series (“Sidecar SFES”);
(iv)	EJF Financial Services Fund, LP (the “Financial Services Fund”); and
(v)	EJF Financial Services GP, LLC.

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2.    (b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2.    (c) Citizenship

See Item 4 of the attached cover pages.

Item 2.   (d) Title of Class of Securities

Class A Voting Common Stock, par value $0.01 per share (“Class A Common Stock”)

Item 2.    (e) CUSIP Number

743139107

Item3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.    Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

Each of Sidecar E, Sidecar SFES, and the Financial Services Fund is the record owner of the number of shares of Class A Common Stock shown on item 9 of their respective cover pages.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund (and an investment manager of certain affiliates thereof) and may be deemed to share beneficial ownership of the shares of Class A Common Stock of which the Financial Services Fund is the record owner.

EJF Capital LLC is the managing member of both Sidecar E and Sidecar SFES (and, in both instances, the investment manager of an affiliate thereof) and the sole member of EJF Financial Services GP, LLC, and may be deemed to share beneficial ownership of the shares of Class A Common Stock of which Sidecar E and Sidecar SFES are the record owners, and the shares of Class A Common Stock of which EJF Financial Services GP, LLC may share beneficial ownership.  EJF Capital LLC also serves as the investment manager of a managed account and may be deemed to share beneficial ownership of the 17,809 shares of Class A Common Stock of which the managed account is the record owner.
Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the shares of Class A Common Stock over which EJF Capital LLC may share beneficial ownership.

Item 5.    Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.    77Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.    Identification and Classification of Members of the Group

Not Applicable.

Item 9.    Notice of Dissolution of Group

Not Applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2020

EJF CAPITAL LLC

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF FINANCIAL SERVICES FUND, LP

By:	EJF FINANCIAL SERVICES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF FINANCIAL SERVICES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Sidecar Fund, Series LLC – Series E, a Delaware separate series limited liability company, EJF Sidecar Fund, Series LLC – Small Financial Equities Series, a Delaware separate series limited liability company, EJF Financial Services Fund, LP, a Delaware limited partnership, and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  December 28, 2020

EJF CAPITAL LLC

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
Name: Emanuel J. Friedman

EJF SIDECAR FUND, SERIES LLC – SERIES E

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF SIDECAR FUND, SERIES LLC – SMALL FINANCIAL EQUITIES SERIES

By:	EJF CAPITAL LLC
Its:	Managing Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF FINANCIAL SERVICES FUND, LP

By:	EJF FINANCIAL SERVICES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel

EJF FINANCIAL SERVICES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ David Bell
Name: David Bell
Title: General Counsel